April 7, 2011

Michael B. Holder
Chairman and CEO
Organ Transport Systems, Inc.
6170 Research Road, Suite 103
Frisco, TX 75034

Dear Michael:

Effective immediately, I hereby resign from any and all positions held with Organ Transport Systems, Inc., a Nevada corportion ("OTS"), including as a member of the Board of Directors of OTS. Unfortunately, changes to my schedule have left me with no choice but to cndlude my affilliation with OTS.

In addition, I received the attached via e-mail today. See Exhibit A. As you know, I am not, nor have I ever been, on the Board of Directors of Allezoe Medical Holdings, Inc., a Delaware corporation f/k/a/ Stanford Management LTd. ("Allezoe"). Thus, the reference to me in the attached e-mail came as a significant surprise to me and obviously is in error. I am sending a letter directly to Allezoe to demand that it cease and desist all use of my name and/or references to me immediately.

I wish you and OTS all the best as it moves forward on its critical mission of saving lives by redefining human organ transplantation.

Sincerely,

/s/ Tommy G. Thompson
Tommy G. Thompson